Exhibit 4

PRIVATE & CONFIDENTIAL

September 21, 2012

Special Committee of the Board of Directors

Learning Tree International, Inc.

1805 Library Street Reston, VA 20190

Re: Mill Road Capital Indication of Interest

Members of the Special Committee:

Mill Road Capital, L.P. (“Mill Road”) has been a shareholder of Learning Tree International, Inc. (“Learning Tree” or the “Company”) since 2009 and is currently the Company’s fourth largest disclosed outside shareholder with an ownership position of approximately 4.2% of the Company’s outstanding common stock. We are a strong believer in the long-term potential of the Company. We have committed substantial time and effort to understanding Learning Tree, both as a public shareholder and as a participant in the transaction process organized by the Board of Directors in the summer of 2011. Accordingly, Mill Road is pleased to submit this non-binding indication of interest (the “Offer”).

The details of our Offer are as follows:

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Purchase Price. Mill Road proposes to acquire 100% of the shares outstanding of the Company (the “Transaction”) for $5.80 per share (the “Purchase Price”), a 10% premium to the price indicated in a non-binding offer filed in a Schedule 13D-A on September 17, 2012 by David Collins and related parties.

•	Form of Consideration. The Purchase Price would be payable in cash upon the closing of the Transaction.

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Structure. Mill Road anticipates that the Transaction structure would be a merger of a company organized by Mill Road with and into the Company. Mill Road will confirm the structure after preliminary due diligence review and tax analysis. We are willing to consider an alternative structure if the Special Committee believes it would be beneficial to shareholders.

•	Financing. The Transaction would not be contingent on any outside financing.

•	Employee Retention. The Transaction would not be contingent on the retention of any members of the management team of the Company.

382 Greenwich Avenue, Suite One • Greenwich, CT 06830 • (203) 987-3500

•	Timing. Mill Road believes it can complete the Transaction in an expeditious manner and more quickly than any other outside party.

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Due Diligence. As a long-standing shareholder and a participant in the recent process to sell the Company, Mill Road is deeply familiar with the operations of the business. As such, Mill Road will be able to complete business diligence more quickly than any other outside party. We would also require standard legal, accounting and tax due diligence.

•	Required Approvals. Mill Road does not require any outside investment approvals to enter into a Transaction.

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Advisors. Mill Road does not currently plan to engage a financial advisor in connection with the Transaction. We plan to engage our customary legal (Foley Hoag) and accounting (Grant Thornton) advisors.

Mill Road is an investment firm with approximately $400 million of committed equity capital. Our team is comprised of a core group of former Blackstone professionals who have successfully completed several dozen control transactions with a cumulative transaction value of several billion dollars, including multiple micro-cap going private transactions. The firm’s investment strategy is unique in that we focus exclusively on investing in small public companies in the U.S. and Canada. Mill Road has flexible capital with the ability to purchase shares in the open market, buy large block positions from existing shareholders, provide capital for growth or acquisition opportunities, or execute going-private transactions. Our limited partners include a prominent and highly respected group of state pension funds, foundations, endowments, and insurance companies.

This letter sets forth only a non-binding indication of interest. Binding obligations of Mill Road and the Company, if any, will be created only by execution and delivery of mutually acceptable definitive documentation. This letter is CONFIDENTIAL and only for review by the Special Committee and its appointed advisors.

We are prepared and eager to work with you toward a successful completion of the Transaction. Due to our significant transaction experience, specifically with structures of this exact type, we are confident in our ability to execute any transaction expeditiously with minimal disruption to the operations of the business.

We look forward to speaking with you soon. You may reach me at (203) 987-3505 or Thomas Lynch at (203) 987-3501.

Sincerely,

Mill Road Capital, L.P.

By:	/s/ Justin C. Jacobs
	Name:	Justin C. Jacobs
	Title:	Managing Director